As filed with the Securities and Exchange Commission on July 22, 1999

Registration No. 333-______________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

CLAYTON HOMES, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	62-1671360
(State of Incorporation)	(I.R.S. Employer Identification No.)

5000 Clayton Road

Maryville, Tennessee 37804

(Address of principal executive offices)

CLAYTON HOMES, INC.

1996 OUTSIDE DIRECTORS EQUITY PLAN

(Full Title of the Plan)

KEVIN T. CLAYTON

5000 Clayton Road

Maryville, Tennessee 37804

(423) 380-3000

(Name, address and telephone number of agent for service)

(with copies to:)

ROBERT G. MCCULLOUGH

Baker, Donelson, Bearman & Caldwell

1700 Nashville City Center

511 Union Street

Nashville, Tennessee 37219

CALCULATION OF REGISTRATION FEE
Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock	100,000[1]	$10.78125[2]	$1,078,125[2]	$300

[1]

The number of shares being registered under the Plan represents the number of shares presently anticipated to be purchased if eligible individuals elected to purchase such shares authorized under such Plan.

[2]

Based on the average high and low prices of the Common Stock on the New York Stock Exchange on July 19, 1999, pursuant to Rule 457(h). The Plan provides for the purchase of Common Stock at the fair market value on the dates of grants of non-qualified stock options, which prices are presently indeterminable.

PART II

Item 3. INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed with the Securities and Exchange Commission are incorporated herein by reference:

1.	The Registrant's Annual Report on Form 10-K for the year ended June 30, 1998.
2.	The Registrant's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1998, December 31, 1998 and March 31, 1999.
3.	The description of the Registrant's Common Stock contained in its Registration Statement on Form 8-B, filed with the Commission on March 31, 1997.

All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the 1934 Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which registers all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part thereof from the date of filing of such documents.

Item 4. DESCRIPTION OF SECURITIES
No response is required to this item.

 Item 5. INTERESTS OF NAMED EXPERTS AND COUNSEL
No response is required to this item.

Item 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware ("Section 145") provides that a Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys fees), judgments, fines and amount paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

The Company's Certificate of Incorporation provides for the indemnification of directors of the Company to the fullest extent permitted by the Delaware General Corporation Law as is currently effective or may hereafter be amended from time to time, a director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. If after filing of this Certificate of Incorporation, the Delaware General Corporation Law is amended or a successor statute is enacted further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law or any successor statute, as so amended from time to time. Any repeal or modification of this paragraph by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification or with respect to events occurring prior to such time.

Item 7. EXEMPTION FROM REGISTRATION CLAIMED
No response is required to this item.

Item 8. EXHIBITS

Exhibit Number	Description
5	Opinion and Consent of Baker, Donelson, Bearman & Caldwell
10.1	Clayton Homes, Inc. 1996 Outside Directors Equity Plan
24.1	Consent of Baker, Donelson, Bearman & Caldwell (contained in Exhibit 5)
24.2	Consent of PricewaterhouseCoopers, LLP
25	Power of Attorney (Included on signature page)

Item 9. UNDERTAKINGS

(a)	The undersigned registrant hereby undertakes:
(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933 (the "1933 Act"), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b)

The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the 1933 Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the 1934 Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alcoa, State of Tennessee, on the 30th day of June, 1999.

CLAYTON HOMES, INC.

By:/s/ Kevin T. Clayton
Kevin T. Clayton, President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kevin T. Clayton and Amber W. Krupacs and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Title	Date
/s/ James L. Clayton James L. Clayton	Chairman of the Board of Directors	June 30, 1999
Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Kevin T. Clayton Kevin T. Clayton	President	June 30, 1999
Chief Operating Officer and Director

/s/ Amber W. Krupacs Amber W. Krupacs	Vice President and Secretary	June 30, 1999
(Principal Financial Officer)

/s/ Gregory A. Hamilton Gregory A. Hamilton	Vice President and Controller	June 30, 1999
(Principal Accounting Officer)

/s/ B. Joe Clayton B. Joe Clayton	Director	June 30, 1999

/s/ Dan W. Evins Dan W. Evins	Director	June 30, 1999

/s/ Wilma H. Jordan Wilma H. Jordan	Director	June 30, 1999

/s/ John J. Kalec John J. Kalec	Director	June 30, 1999

/s/ Thomas N. McAdams Thomas N. McAdams	Director	June 30, 1999

/s/ C. Warren Neel C. Warren Neel	Director	June 30, 1999

EXHIBIT 5

OPINION AND CONSENT OF BAKER, DONELSON, BEARMAN & CALDWELL

June 30, 1999

Clayton Homes, Inc.
5000 Clayton Road
Maryville, Tennessee 37804

RE: Clayton Homes, Inc. 1996 Outside Directors Equity Plan
Gentlemen:

We have acted as securities counsel for Clayton Homes, Inc., a Delaware corporation (the "Company"), in connection with the Company's Registration Statement on Form S-8 (the "Registration Statement"), pursuant to the Securities Act of 1933, as amended, relating to the Company's 1996 Outside Directors Equity Plan (the "Plan"). This opinion is being furnished in response to Item 601 of Regulation S-K and the instructions to Form S-8.

We are familiar with the proceedings to date with respect to the proposed offering and have examined such records, documents and matters of law and satisfied ourselves as to such matters of fact as we have considered relevant for purposes of this opinion.

On the basis of the foregoing, we are of the opinion that:
1. The Company is a corporation duly organized and existing under the laws of the State of Delaware.

2. The Plan has been duly and validly authorized and adopted, and the shares of Common Stock of the Company (the "Shares") that may be issued and sold from time to time in accordance with the Plan have been duly authorized for issuance and will, when issued, sold and paid for in accordance with the Plan, be validly issued, fully paid and non-assessable.

The foregoing opinion is limited to the federal laws of the United States and the laws of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

In rendering the foregoing opinion, we have relied to the extent we deem such reliance appropriate as to certain matters on statements, representations and other information obtained from public officials, officers of the Company and other sources believed by us to be responsible.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,
BAKER, DONELSON, BEARMAN & CALDWELL
a Professional Corporation

EXHIBIT 10.1

CLAYTON HOMES, INC.

1996 OUTSIDE DIRECTORS EQUITY PLAN

CLAYTON HOMES, INC.

1996 OUTSIDE DIRECTORS EQUITY PLAN

1. Purpose. The Clayton Homes, Inc. 1996 Outside Directors Equity Plan (the "Plan") is intended to provide a method whereby non-employee members of the Board of Directors (the "Board") of Clayton Homes, Inc. (the "Company") may be encouraged to acquire a larger stock ownership position in the Company, thus increasing their proprietary interest in the Company and its long-term growth, and providing them with additional motivation to continue to serve the Company and its Shareholders as a member of the Board. Such non-employee members of the Board are hereinafter referred to as "Directors" or "Participants."

2. Administration. It is intended that the Plan be administered as a nondiscretionary plan. The Plan does not permit any discretion to be exercised as to: (a) the selection of Directors to whom stock options under the Plan may be granted or allocated; or (b) the number of shares granted or allocated to individual Directors under the Plan.

3. Shares Subject to the Plan. The Stock to be offered under the Plan shall be authorized but unissued or reacquired shares of the common stock of the Company, $0.10 par value (the "Common Stock"). Subject to adjustment as provided in Section 10 hereof, the total number of shares of Common Stock to be delivered upon the exercise of all options granted under this Plan shall not exceed in the aggregate 250,000 shares. If any option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for the purposes of the Plan. Options granted under the Plan shall be evidenced by a form of Stock Option Agreement approved by the Chief Executive Officer of the Company and consistent with the terms of the Plan.

4. Participants. Eligible Participants under the Plan are duly elected members of the Board who are not otherwise employed by the Company and who satisfy the other conditions of the Plan.

5. Option Price. Shares of Common Stock shall be offered under the terms of the Plan at a price equal to the fair market value of such Common Stock on the day the option is granted. As used in the Plan, fair market value shall be the last reported sales price of the Common Stock or, if there are no reported sales on such date, then the last reported sales price on the next preceding day on which a sale is transacted.

6. Option Grants and Option Period. Without further action by the Board or the shareholders of the Company (the "Shareholders"), the following options shall be automatically granted:

(a) On the day that a Director is for the first time elected to serve as a member of the Board by the Shareholders at an Annual Shareholders Meeting, such Director shall be granted an option for five thousand (5,000) shares of Common Stock.

(b) On the day of each Annual Shareholders Meeting, effective as of the 1994 Annual Shareholders Meeting, that a Director is re-elected to serve as a member of the Board after having previously served a term of at least one (1) year, such Director shall be granted an option to purchase one thousand (1,000) shares of Common Stock, provided that the Company shall have achieved an increase of at least fifteen percent (15%) in the fully diluted earnings per share of the Common Stock for the preceding fiscal year.

Each option granted hereunder shall become vested over a term of five (5) years, with twenty percent (20%) of such option becoming vested on each anniversary of the date of grant. No option ranted hereunder shall be exercisable more than ten (10) years from the date of grant.

7. Exercise of Options. Each vested option shall be exercisable, and the total number of shares of Common Stock subject thereto shall be subject to purchase, at one time or in installments, which need not be equal, as the Participants may elect; provided that no option or portion thereof shall be exercised except in respect of whole shares of Common Stock.

No option or portion thereof shall be exercised until the shares of Common Stock reserved for the purposes of the Plan have been registered under the Securities Act of 1933, as amended, or the availability of an exemption from such registration has been determined.

8. Payment for Stock. Payment for shares of Common Stock purchased at the time an option is exercised shall be made by a Participant as follows: The Participant may pay for shares purchased (i) entirely in cash upon exercise of the option; (ii) by authorizing the Company to withhold from the shares of Common Stock otherwise issuable to the Participant as a result of the exercise of an option hereunder a number of shares having a fair market value as of the date of exercise equal to the purchase price of all or some portion of the shares to be acquired upon exercise, with the balance of the purchase price, if any, paid in cash; or (iii) by delivering to the Company, upon exercise of the option, shares of Common Stock having been owned by the Participant for a minimum period of three (3) months and having a fair market value as of the date of exercise equal to the purchase price of all or some portion of the shares to be acquired upon exercise, with the balance of the purchase price, if any, paid in cash. Upon receipt of such payment, the Company shall deliver to the Participant a stock certificate for the purchased shares.

Federal, state or local law may require the withholding of taxes applicable to gains resulting from the exercise of options under the Plan. Participants may satisfy any such withholding tax obligation by any of the following mens or by a combination of such means; (i) tendering a cash payment; (ii) authorizing the Company to withhold from the shares of Common Stock otherwise issuable to the Participant as a result of the exercise of an option hereunder, a number of shares having a fair market value, as of the date the withholding tax obligation arises, less than or equal to the amount of the withholding tax obligation; or (iii) delivering to the Company owned and unencumbered shares of Common Stock having a fair market value, as of the date the withholding tax obligation arises, less than or equal to the amount of the withholding tax obligation. A Participant's election to pay the withholding tax obligation by a particular means of payment is irrevocable.

9. Rights in the Event of Termination. In the event a Director's membership on the Board shall terminate, the non-vested portion of all options shall thereupon terminate, and any options which were exercisable at the time of such termination may be exercised at any time within three (3) months from the date of termination.

10. Recapitalization. In the event of change (through recapitalization, merger, consolidation, stock dividend, split-up, combination or exchanges of shares or otherwise) in the character or amount of the Common Stock, the number of shares subject to any option under the Plan shall be equitably adjusted. A corresponding adjustment shall likewise be made in the number of shares and the exercise price per share of any shares subject to unexercised options or portions thereof that shall have been granted prior to any such change. However, any such adjustment shall be made without change in the total price applicable to the change. However, any such adjustment shall be made without change in the total price applicable to the unexercised portion of the option, but with a corresponding adjustment in the price for each share covered by the option. If any other event shall occur prior to the Participant's exercise of an option, which event shall increase or decrease the amount of stock outstanding, and which the Company in its sole discretion shall determine in equity requires an adjustment in the number or kind of shares which the Participant shall be permitted to acquire, such adjustment as the Company shall determine may be made, and when so made shall be effective and binding for all purposes of this Plan; provided, however, that nothing herein shall require any adjustment by reason of the issuance of any shares of capital stock of the Company for cash or upon the exercise of any conversion privilege granted to any class of stock or debt that is now or at any time hereafter may be outstanding.

11. Nonassignability. Options are not transferable otherwise than by will or the laws of descent and distribution, and are exercisable during a Participant's lifetime only by such Participant.

12. Termination and Amendment of the Plan. The Plan shall remain in effect until all shares subject to options issued under the Plan shall have been purchased or distributed pursuant to such options; provided, however, that no option shall be granted after the tenth (10th) anniversary of the Effective Date of the Plan. The Plan may at any time or from time to time be terminated, modified, suspended and amended by the Shareholders. The Board may at any time and from time to time, without approval of the Shareholders, suspend or terminate the Plan, or modify or amend the Plan in any respect deemed advisable to conform with any then applicable regulations or rulings of the Securities and Exchange Commission or the Internal Revenue Service. The termination, modification or amendment of the Plan shall not, without the consent of a Participant, affect such rights under an option theretofore granted hereunder.

13. Effective Date. The Plan shall become effective upon approval by the Shareholders of the Company at the 1996 Annual Meeting of Shareholders, or any adjournment thereof, the date of which shall be referred to as the "Effective Date."

EXHIBIT 24.2

CONSENT OF PRICEWATERHOUSECOOPERS LLP

Accountants' Consent

We hereby consent to the incorporation by reference in this registration statement of Clayton Homes, Inc. on Form S-8 of our report dated August 5, 1998, relating to the consolidated financial statements of Clayton Homes, Inc. as of June 30, 1998 and 1997, and for the years ended June 30, 1998, 1997 and 1996, which report appears in the Annual Report on Form 10-K filed September 22, 1998.

PricewaterhouseCoopers LLP

Knoxville, Tennessee

July 20, 1999